FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MARCHEX, INC.: MA-0101

[MARCHEX, INC. LETTERHEAD]

October 7, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Matthew Crispino, Staff Attorney
Jay Ingram, Staff Attorney
Mark Shannon, Staff Accountant

Re:	Marchex, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
File No. 000-50658

Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2008, relating to the above referenced filings.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Marchex’s response.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for certain sections of this letter. Marchex is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operation in connection with that request.

All notices and orders regarding this request should be sent to:

Marchex, Inc.

413 Pine Street, Suite 500

Seattle, WA 98101

Attention: Ethan Caldwell, General Counsel

Phone: (206) 331-3310

Fax: (206) 331-3696

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 69

1. We note your response to prior comment number 5 indicates that basic and dilutive EPS for your Class A and Class B common stock would be the same for all periods presented in your fiscal 2007 Form 10-K. Please provide us with your calculation of basic and dilutive EPS under the two-class method for the each of the three fiscal years in the period ended December 31, 2007.

In response to the Staff’s request, we have provided below the calculation of earnings (losses) per share for our Class A and B common stock for each of the years in the three-year period ended December 31, 2007. In accordance with EITF 03-06, Participating Securities and the Two Class Method under FASB Statement No. 128, the undistributed earnings for each year are allocated based on the contractual

Securities and Exchange Commission October 7, 2008 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY MARCHEX, INC.: MA-0101

participation rights of the Class A and Class B common shares as if the earnings for the year had been distributed. Considering the terms of Marchex’s charter which provides that, if and when dividends are declared on our common stock in accordance with Delaware General Corporation Law, equivalent dividends shall be and have been paid with respect to the shares of Class A common stock and Class B common stock and that both classes of common stock have identical dividend rights and would share equally in our net assets in the event of liquidation, we have allocated undistributed earnings (losses) on a proportionate basis. Additionally, for each of the years in the two-year period ended December 31, 2007, Marchex paid dividends equally to both classes of common stock. No dividends were declared or paid on either class of common stock during the year ended December 31, 2005.

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	Years ended December 31,
	2005		2006		2007
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income (loss) per share:
Numerator:
Allocation of net income (loss) before cumulative effect of change in accounting principle	$1,346,638	$2,561,168	$(183,571)	$(411,407)	$(453,730)	$(1,051,538)
Allocation of cumulative effect of change in accounting principle, net of tax	—	—	46,694	104,647	—	—
Allocation of convertible preferred stock dividends and conversion payment	(829,037)	(1,576,743)	(791,017)	(1,772,776)	(20,714)	(48,006)
Allocation of discount on redemption of preferred stock	—	—	1,777,505	3,983,629	49,394	114,474

Allocation of net income (loss) applicable to common stockholders	$517,601	$984,425	$849,611	$1,904,093	$(425,049)	$(985,071)

Denominator:
Weighted average number of shares outstanding excluding unvested common shares subject to repurchase or cancellation	11,870,929	22,577,290	11,867,278	26,596,168	11,770,429	27,278,481

Basic net income (loss) per share applicable to common stockholders	$0.04	$0.04	$0.07	$0.07	$(0.04)	$(0.04)
Basic net income (loss) per share applicable to common stockholders - As reported in Form 10-K		$0.04		$0.07		$(0.04)
Diluted net income per share:
Numerator:
Allocation of net income (loss) before cumulative effect of change in accounting principle	$1,346,638	$2,561,168	$(183,571)	$(411,407)	$(453,730)	$(1,051,538)
Allocation of cumulative effect of change in accounting principle, net of tax	—	—	46,694	104,647	—	—
Allocation of convertible preferred stock dividends and conversion payment	(829,037)	(1,576,743)	(791,017)	(1,772,776)	(20,714)	(48,006)
Allocation of discount on redemption of preferred stock	—	—	424,567	951,513	49,394	114,474
Reallocation of net income (loss) applicable to common stockholders for Class A shares as a result of conversion of Class A to Class B shares	—	517,601	—	(503,327)	—	(425,049)

Allocation of net income (loss) applicable to common stockholders	$517,601	$1,502,026	$(503,327)	$(1,631,350)	$(425,049)	$(1,410,120)

Denominator:
Weighted average number of shares outstanding excluding unvested common shares subject to repurchase or cancellation	11,870,929	22,577,290	11,867,278	26,596,168	11,770,429	27,278,481
Conversion of Class A to Class B common shares outstanding	—	11,870,929	—	11,867,278	—	11,770,429
Weighted average stock options and warrants and common shares subject to repurchase or cancellation		2,342,843
Weighted average number of shares from assumed conversion of preferred stock redeemed	—	—	—	1,238,239	—	—

Weighted average number of shares to calculate diluted net income (loss) per share	11,870,929	36,791,062	11,867,278	39,701,685	11,770,429	39,048,911

Diluted net income (loss) per share applicable to common stockholders	0.04	0.04	(0.04)	(0.04)	(0.04)	(0.04)
Diluted net income (loss) per share applicable to common stockholders—As reported in Form 10-K		$0.04		$(0.04)		$(0.04)

NET INCOME ALLOCATION CALCULATION	Years ended December 31,
	2005		2006		2007
	Class A	Class B	Class A	Class B	Class A	Class B
BASIC EPS
Net income (loss) applicable to common stockholders, as reported	$1,502,026	$1,502,026	$2,753,704	$2,753,704	$(1,410,120)	$(1,410,120)
Weighted average number of shares outstanding excluding unvested common shares subject to repurchase or cancellation	11,870,929	22,577,290	11,867,278	26,596,168	11,770,429	27,278,481
Ratio of shares outstanding in class to total shares outstanding	34%	66%	31%	69%	30%	70%

Allocation of net income (loss) for Basic EPS	$517,601	$984,425	$849,611	$1,904,093	$(425,049)	$(985,071)
DILUTED EPS
Net income (loss) applicable to common stockholders, as reported	$1,502,026	$1,502,026	$(1,631,350)	$(1,631,350)	$(1,410,120)	$(1,410,120)
Weighted average number of shares outstanding excluding unvested common shares subject to repurchase or cancellation	11,870,929	22,577,290	11,867,278	26,596,168	11,770,429	27,278,481
Ratio of shares outstanding in class to total shares outstanding	34%	66%	31%	69%	30%	70%

Allocation of net income (loss) for Diluted EPS	$517,601	$984,425	$(503,327)	$(1,128,023)	$(425,049)	$(985,071)

Securities and Exchange Commission October 7, 2008 Page 4	FOIA CONFIDENTIAL TREATMENT REQUESTED BY MARCHEX, INC.: MA-0101

Note 16. Goodwill, page 104

2. We note your response to prior comment number 10 refers to paragraphs 26 and 27 of SFAS 141, but does not appear to address how you considered paragraphs 40 and 41. Please tell us more about the unforeseen claims, clarify for us the nature of the intangible assets subject to the claims, and explain to us why the allocation period described in paragraphs 40 and 41 of SFAS 141 had not ended prior to the date you made the purchase price adjustment.

Marchex respectfully refers the Staff to note 8 to the 2007 consolidated financial statements where the acquisition of Name Development is discussed. The principal assets acquired in connection with the Name Development acquisition were over 100,000 internet domain names with an aggregate estimated fair value of approximately $46 million. Concerns over fulfillment of contractual representations and warranties associated with the portfolio of over 100,000 domain names were the basis for the negotiated agreement to place $24.6 million of cash consideration into escrow. Because $24.6 million of the purchase price was placed in escrow, Marchex believes such amounts represent contingent consideration and do not constitute a pre-acquisition contingency. At the time of the acquisition, Marchex evaluated the likelihood of the contingent consideration being ultimately paid to the seller and concluded while not certain, the likelihood of ultimate payment of the contingent consideration was beyond a reasonable doubt based principally on the non-subjective nature of the representations and warranties associated with the escrowed amounts, its past experiences with similar transactions and knowledge of the industry and accordingly, recognized the full amount as purchase consideration at the date of acquisition.

Throughout the balance of 2005 and the first quarter of 2006, Marchex made revisions to the estimated fair values of certain domain names acquired due to infringement claims on specific domain names brought about by third party claimants. In response to these infringement claims, Marchex successfully negotiated the receipt of $357,000 from escrow in the first quarter of 2006. [CONFIDENTIAL**] This claim was resolved in the first quarter of 2007 resulting in the return of approximately $5.2 million of the purchase consideration to Marchex. Following the resolution of the claim in March 2007, the balance of the amount held in escrow was released to the seller. In all cases where purchase consideration was returned to Marchex, Marchex either gave up the domain name in favor of the claimant, canceled the registration or allowed the registration of the domain name to expire.

In arriving at its accounting conclusion, Marchex considered the guidance in SFAS 141, Business Combinations, which carried forward the provisions of SFAS 38, as amended that relate to preacqusition contingencies. Specifically, paragraph 22 of SFAS 38 distinguishes between two accounting models: (i) the payment of additional consideration that increases the purchase price because the increased value that was purchased has been demonstrated, and (ii) the payment of a pre-acquisition contingent liability that does not increase the purchase price because the payment does not demonstrate that an asset exists or is more valuable than before the payment was anticipated. Paragraph 22 further distinguishes contingent consideration from a pre-acquisition contingency by stating “In contrast, a change in estimate of a pre-acquisition contingency for which the acquiring enterprise assumed responsibility represents a change in the total amount that will be paid out or received by the acquiring enterprise. The buyer assumed the risks and is subject to that risk.”

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By analogy, the return of the contingent consideration demonstrates that Marchex did not assume the risks associated with those domain names encumbered by infringement claims notwithstanding the fact that the consideration was returned subsequent to the expiration of the allocation period as prescribed by paragraph 41 of SFAS 141. The return of the contingent consideration to Marchex evidenced that neither the seller nor Marchex ever had constructive entitlement to the domain names with infringement claims. Marchex is of the view that the settlement of the claim was a refinement to the amount of contingent consideration initially recognized and not the resolution of a pre-acquisition contingency. Furthermore, Marchex believes that a change in the timing of when the contingent consideration became issuable brought about by the resolution of contingencies related to the escrowed amounts should not impact the ultimate purchase price recorded in the financial statements. For example, had Marchex originally concluded that the outcome of the contingencies associated with the contingent consideration placed into escrow was not determinable beyond a reasonable doubt at the date of the acquisition, the contingent consideration would not have been initially recorded at the date of acquisition and would have been recorded as additional purchase price in 2007 when the final claim on the escrowed amounts was ultimately settled and the amounts held in escrow were paid out to the seller and Marchex. Lastly, recognizing the return of the $5.2 million as a credit to the 2007 statement of operations would not have been consistent with the notion of demonstrated value of the assets purchased.

Exhibit Index

3. We note your response to prior comment number 11. We are unable to locate descriptions of either the Yahoo Master Agreement or the YellowPages Agreement in your filing. We note some discussion of agreements with Yahoo on pages 16, 20 and 59; however, these discussions appear to relate to a prior master agreement with Yahoo, not your current agreement. We therefore cannot agree with your conclusion that you have provided materially complete descriptions of the agreements sufficient to enable investors to understand and evaluate their impact on your business. Please advise.

In furtherance of Marchex’s response to the Staff’s prior comment number 11, Marchex respectfully reiterates to the Staff that Marchex previously disclosed the material terms of the Yahoo Master Agreement and the YellowPages Agreement, each under Item 1.01 (Entry into a Material Definitive Agreement) of a Form 8-K, as required by the rules and regulations of the Commission. Pursuant to such Form 8-K’s, Marchex previously disclosed the material terms of such agreements, including the scope and nature of services provided and the length of such agreements. The economic provisions of such agreements were not disclosed as Marchex sought and obtained confidential treatment with respect thereto in connection with the filing of such agreements as exhibits to the applicable Form 10-Q and 10-K of Marchex. Form 10-K does not contain an equivalent item to Form 8-K Item 1.01 and Marchex does not believe that additional disclosure of the material terms of such agreements is otherwise required by Form 10-K. While the Staff notes certain disclosures relative to Yahoo in Marchex’s Form 10-K for the fiscal year ended December 31, 2007, such disclosures relate primarily to a long term license agreement with Yahoo entered into in 2005 and Marchex’s general ability to monetize its websites through Yahoo and risks related thereto, as well as additional disclosure on page 13 of the Form 10-K with respect to the scope of Marchex’s overall dependence on Yahoo. Footnote 1 to the contractual obligations table on page 59 of our 2007 Form 10-K refers to our 2005 master agreement with Yahoo solely because it was entered into in connection with the license agreement with Yahoo described in such footnote. Footnote 1 also refers to our new Yahoo Master Agreement reported on the August 2007 Form 8-K solely for purposes of noting that it supersedes the 2005 master agreement but that it does not supersede the license agreement. Such disclosures are separate and distinct from and are not intended to provide disclosure of the material terms of the agreements discussed herein, which was previously provided in Marchex’s 8-K’s as noted above and as required by applicable Commission rules and regulations, although such agreements are also an element of Marchex’s relationship with Yahoo.

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Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Salary, page 17

4. We reissue prior comment number 13. Please clarify how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of the other named executive officers and clarify the input the CEO has during crafting of compensation packages and the final determinations regarding compensation for the year for which compensation is being reported.

Marchex respectfully acknowledges the Staff’s comment and undertakes to expand its disclosure in the Company’s future filings of periodic reports or definitive proxy statements, as the case may be, to provide enhanced disclosure of the role of our CEO in the compensation process. Marchex’s compensation committee is responsible for setting the compensation and benefits for the Company’s CEO and the Company’s other executive officers, to determine distributions and grants of awards under the Company’s various stock and other incentive plans and to assume responsibility for all matters related to the foregoing. Meetings of the compensation committee are called by the chair of the committee and the chair sets the agenda for each committee meeting. In performing its responsibilities, our compensation committee typically invites, for all or a portion of each meeting, our CEO and other members of management to its meetings. For compensation decisions relating to our executive officers, the compensation committee considers recommendations from our CEO, CFO and VP of People Services. After receipt and discussion of such recommendations with our CEO, the compensation committee meets without our CEO to ultimately determine the compensation packages for each of our executive officers.

* * * * *

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

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Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
	Name:	Michael A. Arends
	Title:	Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO
Francis J. Feeney, Jr., Esq.